UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

VICON INDUSTRIES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

925811 10 1
(CUSIP Number)

Philip Petito

Vice President

CBC AMERICAS Corp.

2000 Regency Parkway, Suite 600

Cary, North Carolina 27518

(631) 864-9700

with copies to:

Todd W. Eckland

Pillsbury Winthrop Shaw Pittman LLP

1540 Broadway

New York, New York 10036

(212) 858-1440
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2015
(Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 2 of 7 Pages)

CUSIP No. 925811 10 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) CBC AMERICAS Corp. 13-297821
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(Page 3 of 7 Pages)

CUSIP No. 829226-10-9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) CBC Co., Ltd. 52-2307450
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(Page 4 of 7 Pages)

Explanatory Note

This Amendment No. 12 (this “Amendment”) amends the Schedule 13D initially filed on May 29, 1987 (together, with all amendments thereto, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Vicon Industries, Inc. (the “Issuer”).

As discussed in Item 5(e) below, as a result of that certain Stock Purchase Agreement (the “Stock Purchase Agreement”) dated as of November 24, 2015 by and between CBC AMERICAS Corp. (the “Company”) and Shenzhen Infinova Limited, the Reporting Persons (as defined herein) disposed of 543,715 shares of Common Stock, all of the shares of the Issuer they owned. Accordingly, this is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Company and for its parent company, CBC Co., Ltd. (the “Parent” and, together with the Company, the “Reporting Persons”).

Item 1.	Security and Issuer.

Not amended.

Item 2.	Identity and Background.

Not amended.

Item 3.	Source and Amount of Funds of Other Consideration.

Not amended.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is amended and supplemented by adding the following:

The closing of the sale of the Shares pursuant to the Stock Purchase Agreement occurred on December 28, 2015 and, as a result of the sale of the Shares, as of the date hereof, the Reporting Persons no longer own any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is amended and restated in its entirety as follows:

(a) – (b) As of December 28, 2015, the Reporting Persons no longer beneficially owned any shares of Common Stock.

(c) Except as described in Item 4, the Reporting Persons have not effected any transactions in the Common Stock for the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(Page 5 of 7 Pages)

(e) Each of the Reporting Persons ceased to beneficially own more than five percent of the shares of Common Stock as of December 28, 2015. Accordingly, this Amendment constitutes an exit filing for the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not amended.

Item 7.	Material to be Filed as Exhibits.

Not amended.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

(Page 6 of 7 Pages)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2015

CBC AMERICAS CORP.

	By:	/s/ Kazuhiko Kondo
Name: Kazuhiko Kondo
Title: Senior Executive Vice President and Chief Operating Officer

(Page 7 of 7 Pages)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2015

CBC CO., LTD.

	By:	/s/ Utaro Doi
Name: Utaro Doi
Title: President & Chief Executive Officer